UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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DOLLAR TREE, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Dollar Tree, Inc.

Dear Dollar Tree Shareholder:

You recently received a proxy statement concerning the upcoming Annual Meeting of the Dollar Tree shareholders. The proxy statement includes a proposal, number 11, submitted to us by a shareholder that owns a very small amount of our shares, approximately 0.4% according to public SEC filings. The proposal urges us to reorganize the Board of Directors into one class so that the entire Board membership is subject to election every year. We believe the proposal would be highly disruptive to a governance system that has worked well for your company. For as long as Dollar Tree has been public, the Board has been divided into three classes, and each year shareholders elect one class, usually one-third of the Board. This year, shareholders are actually electing more than 50% of the Board due to the recent appointment of new members.

Now is not time to change the system. With the June 19, 2008 annual meeting approaching, I write to reiterate your Board of Directors' opposition to proposal 11 and urge all shareholders to vote AGAINST it on their proxy cards. For the reasons set forth in the proxy statement and further explained below, our Board believes that this proposal is **not** in the best interests of our shareholders.

COMPANY PERFORMANCE

In the face of difficult times for the retail sector, Dollar Tree's performance in FY '07 was outstanding. In the proxy statement you will find a list of 17 companies considered by the Board's Compensation Committee and its independent consultant to constitute our peer group for purposes of evaluating executive compensation. Using that peer group and adding to it Wal-Mart and Target, the following chart compares Dollar Tree with the retail peer group, as well as S&P indices, on several key metrics.

	DLTR	Peer Group	S&P 500	S&P Mid-Cap 400	S&P Retail Index
EPS Growth:					
2007	13.0%	-2.0%	-18.8%	-0.3%	-3.6%
3-year AAGR (2004-2007)	9.8%	1.7%	4.2%	8.6%	9.6%
5-year AAGR (2002-2007)	9.1%	6.5%	19.1%	21.8%	15.4%
Revenue Growth:					
2007	6.9%	1.1%	7.6%	12.3%	4.2%
3-year AAGR (2004-2007)	10.7%	5.4%	9.2%	11.7%	10.8%
5-year AAGR (2002-2007)	12.7%	6.7%	8.7%	9.5%	11.2%
2007 results:					
Return on Invested Capital *	16.3%	7.6%	5.8%	6.3%	11.6%
Return on Equity *	20.4%	15.9%	12.8%	10.5%	17.5%
Operating Profit Margin	7.8%	4.5%	16.9%	10.0%	7.76%

*Based on 2007 Invested Capital and 2007 Equity
Source: Standard & Poor's research

For Dollar Tree, such achievements are not unusual. Instead, they continue a historical pattern of managed and profitable growth that has marked Dollar Tree since its inception. This remarkable run is due in large part to the vision and direction of the company's hands-on Board of Directors. It would be a serious mistake to permit the accumulated knowledge and experience of the Board of Directors that achieved these results to be erased in a single directors' election.

FACTS AND FIGURES HIGHLIGHTING GROWTH

- Dollar Tree has grown steadily for 22 years, from six stores in 1986 to a nationwide chain of 3,474 stores today.
- Revenue and earnings per share have increased in each of the past ten years, with revenue growing from $1 billion in 1998 to more than $4 billion in 2007, and EPS increasing from $0.71 in 1998 to $2.09 in 2007.
- The company invested with foresight to build a solid and scalable infrastructure. Between 1998 and 2004 the company built a network of nine distribution centers. That network positioned the company for growth and facilitated improved distribution efficiency in an era of rising fuel prices.
- Dollar Tree has been a prudent manager of capital. The company has generated significant cash flow and has used its cash to grow the business and build value for long-term shareholders. Over the past three years the company has invested more than $900 million to repurchase 28.6 million shares without increasing long-term debt.

GOVERNANCE

Your Board of Directors carefully studies trends in corporate governance and considers whether changes to the company's existing structure might best serve the interests of all Dollar Tree shareholders. Before the present proposal was even received, the Board had considered whether the current method of electing its members satisfied that responsibility. The Board concluded that our existing election process not only insured knowledge and experience on the part of directors, but also provided the crucial elements of continuity and stability -- core principles necessary to execute the company's long-term business plan. Accordingly, we believe our Board structure enhances shareholder value better than the alternative that has been proposed.

We further believe that the proposal is based on a faulty premise that your Board of Directors lacks accountability. The proponent, however, fails to cite a single instance of how the Dollar Tree Board has not discharged its responsibility to its shareholders. Besides careful stewardship of the core retail business, the Board has strongly supported shareholder value by instituting significant stock buy-back programs. It has adopted forward-thinking corporate governance initiatives to strengthen the independence and skill set of the Board, programs that received excellent ratings from both Institutional Shareholder Services and The Corporate Library. Under Dollar Tree's existing system, the Board seated three new directors this year in anticipation that some present members may rotate off in the near future. It also instituted a policy whereby any director in an uncontested election who does not receive a majority vote is required to submit a letter of resignation. In addition, Dollar Tree shareholders, unlike owners of many public companies, have the right to nominate directors for election to the Board. These are not the attributes of an entrenched Board of Directors.

In short, proposal 11 is the proverbial solution in search of a problem. The proponent alleges lack of accountability where it doesn't exist and promises hypothetical results that have historically been achieved without tinkering.

PLEASE VOTE AGAINST PROPOSAL 11

We believe that throughout its history, the Dollar Tree Board of Directors has competently and faithfully discharged its responsibilities to the owners of the company. It has been and continues to be accountable to shareholders, with admirable business results. The founders of this great country saw fit, in providing for the election of U.S. Senators, that they serve staggered terms. Many of our states have done the same. The idea that continuing and accumulated knowledge and experience has value is not unique to corporate America.

Thank you for your consideration.

Yours truly,

/s/ Bob Sasser

Bob Sasser
Chief Executive Office & President

May 29, 2008